This document is a translation of a press release issued by Shonan iPark, Takeda, IIF and Mitsubishi Corp. on December 21, 2022, which has been translated into English for reference purposes only. The official language of this document is Japanese, and the Japanese language shall be primary in its content and interpretation.

iPark Shonan | Takeda | Industrial & Infrastructure Fund Investment Corporation | Mitsubishi Corporation

Press Release

December 21, 2022

Shonan Health Innovation Park
Takeda Pharmaceutical Company Limited
Industrial & Infrastructure Fund Investment Corporation
Mitsubishi Corporation

Shonan iPark Outlines New Operational Structure to Provide Scale and Sustainable Long-Term Growth for the Ecosystem

- **Newly formed company through a partnership of Takeda, IIF, and Mitsubishi Corp. to succeed Shonan iPark's operation business on April 1, 2023**
- **Global life science ecosystem expected to further thrive, building on founding vision and mission**
- **Shonan iPark is a major R&D center for Takeda and the company remains committed to its strong innovation agenda at iPark**

- Renewing its commitment to innovation in Japan and to Shonan Health Innovation Park ("Shonan iPark"), Takeda Pharmaceutical Company Limited ("Takeda") today announced the creation of a new company, effective April 1, 2023, together with Industrial & Infrastructure Fund Investment ("IIF") and Mitsubishi Corporation ("Mitsubishi Corp."), to manage Shonan iPark. In addition, IIF and Mitsubishi Corp. have agreed to acquire a portion of the shares of the new company and together with Takeda, will oversee operations for Shonan iPark. The companies will collaborate to execute on a shared vision to further develop Shonan iPark and the surrounding area's ecosystem in a multifaceted manner.

Shonan iPark opened in April 2018 when Takeda transformed its research site into Japan's first pharma-led science park opening its doors to the world. In 2020, the assets (land and facilities) of Shonan iPark were placed in trust and the trust beneficiary rights were acquired by IIF in 2020 and 2021, but Takeda has continued to operate Shonan iPark on an outsourced basis.

Since its opening, Shonan iPark has been operating its facilities and conducting open innovation promotion projects with a mission of "Building a life science ecosystem that is open to the world," and a vision of "Social implementation of innovative ideas." The number of tenants has grown from 20 at the time of opening, to more than 150 companies, universities and other organizations from a variety of fields, including pharmaceuticals, AI, and venture capital.

To support its aim of further developing this life science ecosystem, Shonan iPark has decided to shift to the aforementioned new management structure.

"Since its opening in April 2018, Shonan iPark has developed steadily with many players, including Takeda, the largest tenant, from academia, startups, companies, local hospital and governments," said Toshio Fujimoto, General Manager of Shonan iPark. "We have sought to create a neutral, magnetic hub, where these diverse range of players can gather, collaborate freely, and take on the challenge of creating innovation. I am confident that this shift to collaborative management of Shonan iPark between Takeda, IIF, and Mitsubishi Corp. will allow us to further develop all of our businesses, including facility management, community building, venture support, and collaboration with the local community. We will continue to build a life science ecosystem that is even more open to the world, while maintaining the foundation and momentum of Shonan iPark that we have built up to date."

About Shonan Health Innovation Park (Shonan iPark)

Shonan iPark is a science park founded in April 2018 by a pharmaceutical company. It convenes private and public sector organizations and academic institutions that widely range in terms of business type and scale and aims to be a space where health innovation can be accelerated. More than 2,000 employees (as of December 1, 2022) from more than 150 pharmaceutical, next-generation medicine, AI, venture capital, and government-related companies and organizations together form an ecosystem to enable such innovation.

Visit our website here: https://www.shonan-health-innovation-park.com/en

Click here for the latest residents/member companies and organizations of Shonan iPark.

Follow us on our social media accounts: YouTube / facebook / Twitter / LinkedIn

About Takeda Pharmaceutical Company Limited (Takeda)

Takeda is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Genetics and Hematology, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.

For more information, visit https://www.takeda.com.

About Industrial & Infrastructure Fund Investment Corporation (IIF)

IIF was listed on the Tokyo Stock Exchange (Securities Code 3249) in October 2007 as the only J-REIT specializing in industrial properties.

IIF aims to continuously increase unitholder value by investing in logistics facilities, factories, R&D facilities, and infrastructure facilities that are the foundation of all industrial activities and are expected to be used stably over the medium to long term, thereby ensuring stable earnings and steady growth of assets under management. IIF has concluded an asset management agreement with KKR Japan Realty Management (KJRM) and entrusts them with asset management operations in accordance with IIF's Articles of Incorporation and investment policy. About Mitsubishi Corporation (Mitsubishi Corp.) Mitsubishi Corp. works with its roughly 1,700 subsidiaries, affiliates and group companies to develop businesses in approximately 90 countries around the world. Spanning multiple industries and regions, these businesses are overseen by Mitsubishi Corp.’s Industry DX Group and 10 Business Groups: Natural Gas, Industrial Materials, Petroleum & Chemicals, Mineral Resources, Industrial Infrastructure, Automotive & Mobility, Food Industry, Consumer Industry, Power Solution, and Urban Development. Through joint digital (DX) and energy (EX) transformations invested in sustainability, decarbonization and digitalization, the company is now focused on leveraging its operations to address myriad challenges that stand to impact our planet’s future. Inquiries Shonan Health Innovation Park Communication Attn: Keitaro Shirayama, Haruka Hibino Email: smb.iParkcommunication@takeda.com Takeda Pharmaceutical Company Limited Attn: Akiko Ogasawara Email: akiko.ogasawara@takeda.com Phone: +81-3-3278-2314 Industrial & Infrastructure Fund Investment Corporation Attn: Industrial Division, KJR Management (an Asset Management Company of Industrial & Infrastructure Fund Investment Corporation) Email: iif-3249.ir@kjrm.co.jp Mitsubishi Corporation Attn: Corporate Communications Department Phone: +81-3-3210-2171